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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5762 fax richard.truesdell@davispolk.com

October 2, 2015

Re:	AC Immune SA
Draft Registration Statement on Form F-1
Submitted August 28, 2015
CIK No. 0001651625

CONFIDENTIAL

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, AC Immune SA, a Swiss stock corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated September 24, 2015 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised draft of the Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted on August 28, 2015.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Mr. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	2	October 2, 2015

Prospectus Summary

1.	We note your references in your prospectus to statistically significant results obtained in your Phase 2 studies of crenezumab and references to certain p-values in discussing trial results. However, we also note your disclosure that your Phase 2 studies of crenezumab were not designed or powered to provide statistically significant results. As such, please remove your reference to the achievement of statistically significant results in Phase 2 trials and your discussion of p-values throughout the prospectus or advise us as how these statements are not inconsistent.

Response:	The Company advises the Staff that although the study was not designed to show significance at the 0.05 level on its primary endpoints, the Company nevertheless believes that the p-values observed in the overall and group analyses are still helpful in interpreting the Phase 2 study results. In the Company’s experience, Phase 2 studies are often designed without the expectation of significance at the 0.05 level. The Company therefore advises the Staff that the Company does not consider the statements about the design of the Phase 2 study and the level of significance in the study results to be inconsistent. In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 84, 96 and 99 of the Registration Statement.

2.	We note your disclosure that crenezumab did not meet co-primary endpoints in Phase 2 studies. Please revise your disclosure in the summary to identify the co-primary endpoints.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 84 of the Registration Statement.

3.	Please revise your disclosure to indicate whether you or Genentech, have had any discussions with the FDA concerning the design of the Phase 3 clinical study for crenezumab.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 67 and 84 of the Registration Statement.

4.	Please add a bullet point to this section disclosing the fact that crenezumab did not meet its co-primary endpoints in its Phase 2 studies.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 84 of the Registration Statement.

Risk Factors, page 11

“If serious adverse, undesirable or unacceptable side effects are identified…,” page 15

5.	Please disclose whether any patients in clinical studies of crenezumab initiated to date have experienced serious adverse events related to the administration of crenezumab.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Registration Statement.

Mr. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	3	October 2, 2015

6.	We note your disclosure that two serious adverse events were observed in the clinical studies of ACI-35 and your belief that such are events were considered “unlikely related to the treatment.” Please identify the two serious adverse events and indicate why you believe that such events were unrelated to treatment. In this respect, we also note your disclosure that “we cannot assure you that the serious adverse events were not drug related.”

Response:	The Company respectfully advises the Staff that the two serious adverse events were (i) acute pyelonephritis and (ii) dizziness and episodes of confusion. Both occurred in the same patient. This patient presented with a previous history of pyelonephritis and urinary infection, which lead to the conclusion by the investigator that the serious adverse event of acute pyelonephritis was not likely related to taking the study medication. The serious adverse event of dizziness and episodes of confusion was considered by the investigator not likely to be related to the study medication and instead to be related to the patient’s underlying condition due to a lack of abnormalities on repeated MRI and other examinations. In addition, the Company has revised the disclosure on pages 16 and 17 of the Registration Statement.

“We may become exposed to costly and damaging liability claims…,” page 19

7.	Please state in this risk factor if, to your knowledge, the amount of liability coverage the company currently maintains is consistent with industry norms.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Registration Statement.

Market and Industry Data, page 56

8.	We note your statement on page 56 that you have not independently verified certain market and industry data included in your registration statement. This statement represents an inappropriate disclaimer of your responsibility for the accuracy and completeness of information presented in the prospectus. Accordingly, please revise your disclosure to remove this statement from the prospectus.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement.

Use of Proceeds, page 57

9.	For each product candidate that you intend to develop with the proceeds from this offering, please state the anticipated stage of development that you expect to reach using the proceeds of the offering.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Registration Statement.

Mr. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	4	October 2, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Share-Based Compensation, page 78

10.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:	The Company acknowledges the Staff’s comment and confirms it will provide an analysis on the differences between recent valuations of the Company’s common shares and the estimated offering price, once an estimated offering price is available.

Business

Overview, page 82

11.	Please disclose all investigational new drug applications (“INDs”) that you have submitted to the FDA as well as the indication(s) and sponsor(s) for any active INDs related to your product candidates. For clinical studies conducted outside of the United States, please indicate the countries in which specific studies occurred.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Registration Statement.

12.	Please provide a brief explanation of “Fast Track designation” and its benefits. Please make corresponding changes to the Prospectus Summary.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 84 and 120 of the Registration Statement.

13.	Please provide a brief explanation of the term “First-in-Man study.” Please make corresponding changes to the Prospectus Summary.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 85 of the Registration Statement.

Mr. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	5	October 2, 2015

Our AD Programs

Crenezumab, page 93

14.	At first use, please provide a brief discussion of the Mini-Mental State Examination, including an explanation of how the score is determined and what the score ranges indicate. Please make corresponding changes to the Prospectus Summary.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 96 of the Registration Statement.

15.	Please indicate whether any of the adverse events experienced by patients in clinical studies of crenezumab initiated to date were characterized as serious and determined by investigators to be related to the administration of crenezumab. If so, please identify the serious adverse events and the frequency with which they occurred in clinical trials.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Registration Statement.

16.	The table on page 95 indicates that crenezumab is being tested in Phase 3 clinical studies. This is inconsistent with the disclosure throughout the prospectus that crenezumab has only been studied in Phase 2 clinical studies and that Genentech plans to enter Phase 3 clinical development of crenezumab in 2016. Please revise the table on page 95 to reflect that fact that Phase 3 clinical studies for crenezumab have not commenced at this time.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Registration Statement.

Phase 2 Studies

ABBY Study Design, page 95

17.	Please explain what a “safety run-in cohort” is and why patients in this cohort are not included in the primary efficacy analysis.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Registration Statement.

18.	Please provide a brief discussion of the ADAS-cog 12 scale, global function assessed by the Clinical Dementia Rating-Sum of Boxes and DSST. Please include in this discussion an explanation of how the score is determined and what the score ranges indicate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 of the Registration Statement.

19.	Please revise the chart on page 96 to explain the meaning of “PI decision,” either in the chart or in a footnote.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Registration Statement.

Mr. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	6	October 2, 2015

BLAZE Study Design, page 99

20.	Please explain the terms “brain amyloid burden” and “brain amyloid load” for a lay investor to understand.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Registration Statement.

BLAZE Study Results, page 99

21.	Please revise your disclosure to explain what “white matter” and “cerebellar” reference regions refer to and how they are distinct. Please also explain why using white matter rather than cerebellum as the key reference region in the brain is generally considered a more robust method of showing treatment effects of AD therapies.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Registration Statement.

Phase 1/2a Study, page 102

22.	Please disclose the requirements for a clinical trial to be considered Phase 1/2a and explain why your clinical trial meets those requirements.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Registration Statement.

License Agreements and Collaborations, page 108

23.	Please disclose when your license and collaboration agreements expire absent early termination.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 111, 112 and 113 of the Registration Statement.

24.	We note your disclosure with respect to your 2012 agreements with Genentech that you may be entitled to payments “in excess of $300 million.” Please revise your disclosure to indicate the maximum aggregate potential payments you may receive under the agreement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 68, 84, 110, 111 and F-28 of the Registration Statement.

Mr. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	7	October 2, 2015

Principal Shareholders, page 140

25.	Please indicate whether your major shareholders have different voting rights, or an appropriate negative statement, as required by Item 4.a. of Form F-1 and Item 7.A.1.(c) of Form 20-F.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Registration Statement.

Notes to the Financial Statements

11. Revenues, page F-28

26.	Please explain why you recognized the entire upfront payment from Janssen of CHF 25.9 million in 2014. Please address why your obligation to provide significant research support is not considered a performance commitment under this agreement.

Response:	The Company’s recognition of the upfront payment of CHF 25.9 million from Janssen in 2014 was based on the Company’s analysis of the accounting treatment for multi-element arrangements under IAS 18 and the criteria for separability from the SEC speech in 2009 related to biotechnology collaboration arrangements with research service commitments.

Under IAS18.13, it is necessary to apply the recognition criteria to separately identifiable components of a single transaction in order to reflect the substance of the transaction. Further, in relation to the biotechnology industry, the Staff has concluded that a license could have standalone value if the customer has the ability to: (1) obtain value from the license without the seller’s services and (2) sub-license or re-sell the license.

Our agreement with Janssen includes two elements, one being the license and the other being the performance commitment (significant R&D support services for ACI-35 to the end of Phase 1b clinical trials). We identified these two elements based on the following considerations:

1.	Janssen has the ability to create value from the license without our R&D support services due to their extensive experience in vaccine development and production, which would allow them to complete the Phase 1b clinical trials for ACI-35. Hypothetically, Janssen could have obtained the license without our R&D support services and still derive value from such license.

2.	Pursuant to the agreement, Janssen can sub-license ACI-35 as long as the sub-licensee complies with the terms of the agreement and Janssen remains liable for the actions of a sub-licensee.

Mr. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	8	October 2, 2015

Under IAS 18, revenue is recognized when, and to the extent that, goods or services have been delivered to a customer. Revenue for each item should be recognized only when that item is delivered (IFRIC 13 BC9). In the case of the upfront payment of CHF 25.9 million from Janssen in 2014:

1.	The license has been delivered upon execution of the arrangement, as Janssen secured exclusive access to the Company’s intellectual property upon execution of the arrangement.

2.	The extent of the revenue recognized depends on the allocation of the fair value between license and compensation for R&D support services (i.e. probable future milestone payments upon execution of the arrangement). Based on safety and efficacy data available when the agreement was executed, the respective fair values for license and R&D support services are reflected by the contractually agreed payments.

Therefore, based on the above analysis, the Company recognized the entire upfront payment from Janssen as revenue upon execution of the arrangement in 2014.

General

27.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company acknowledges the Staff’s request and undertakes to comply with it as applicable. The Company will supplementally provide the Staff with written materials provided during the presentations to potential investors in reliance on Section 5(d) of the Securities Act.

28.	Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

Response:	The Company does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

Mr. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission
	9	October 2, 2015

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail Andrea Pfeifer, Chief Executive Officer George Pavey, Chief Financial Officer AC Immune SA